NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "***Agreement***") is dated as of <u>[EFFECTIVE DATE]</u> by and among Boxes Inc., a Delaware corporation (the "***Company***"), and the individuals and entities listed on the signature pages hereto (each a "***Lender***" and, collectively, the "***Lenders***").

WHEREAS, the Company desires to borrow from one or more lenders pursuant to convertible promissory notes;

WHEREAS, each of the Lenders intends to loan the Company the amount set forth under the Lender's name on the signature pages hereto;

WHEREAS, the Company and the Lenders anticipate that there may be future lenders, each of which by signing a signature page to this Agreement shall become a "Lender" and a party hereto; and

WHEREAS, the parties hereto wish to provide for the sale and issuance of such notes in return for such consideration.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

1.   <u>Certain Definitions</u>. For the purposes of this Agreement and the Notes (as such terms are defined herein), the following terms shall be defined as follows:

1.1   "***Change of Control***" shall mean (a) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors, (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (c) a sale, lease or other disposition or exclusive license of all or substantially all of the assets of the Company. Notwithstanding the foregoing, the Next Equity Financing shall not be a Change of Control.

1.2   "***Conversion Price***" shall mean:

(a)   with respect to a conversion pursuant to Section 2.1 of the Notes, the lower of: (i) the price at which a single share of the Equity Securities is sold to investors for cash in the Next Equity Financing, or (ii) the quotient of $12,000,000 and the Fully Diluted Capitalization.

(b)   with respect to a conversion pursuant to Section 2.2 of the Notes, the quotient of $12,000,000 and the Fully Diluted Capitalization.

1.3   "***Designated Lead Lender***" means a Lender designated by the Company, and which such Lender has agreed to act in the capacity of Designated Lead Lender pursuant to the terms and conditions in Section 5.

1.4   "***Equity Securities***" shall mean:

(a)   with respect to a conversion pursuant to Section 2.1 of the Notes, the class and series of equity securities issued and sold to investors in the Next Equity Financing; or

(b)   with respect to a conversion pursuant to Section 2.2 of the Notes, Common Stock.

1.5   "***Event of Default***" shall mean any one or more of the following: (a) the Company fails to pay timely any of the principal or interest due under any Notes on the date the same becomes due and payable; (b) the Company shall default in its performance of any covenant under the Agreement or any Note; (c) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or (d) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

1.6   "***Fully Diluted Capitalization***" shall mean the sum of (a) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, excluding the Notes and any other securities converting into Equity Securities in connection with the Next Equity Financing, and, except with respect to conversions of the Notes in connection with a Change of Control, (b) all shares of the Company's Common Stock reserved and available for future grant (including, if applicable, any increase in the reserve in connection with the Next Equity Financing) under any equity incentive or similar plan of the Company.

1.7   "***Loan Amount***" shall mean the dollar amount committed by a given Lender and set forth under the Lender's name on the signature pages hereto.

1.8   "***Major Lender***" means a holder of a Note if (a) the principal amount of such Note is equal to or greater than $50,000 and (b) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

1.9   "***Majority in Interest***" shall mean one or more Lenders responsible for advancing more than fifty percent (50%) of the dollar value of all Loan Amounts received by the

Company under this Agreement.

1.10 "***Maturity Date***" shall mean one-year anniversary of the date of the Initial Closing.

1.11 "***Next Equity Financing***" shall mean the next transaction or series of related transactions following the date of this Agreement pursuant to which the Company issues and sells its equity securities and raises aggregate gross proceeds to the Company of at least $1,500,000 (excluding any principal and unpaid accrued interest on the Notes that convert into the Equity Securities issued in the Next Equity Financing).

1.12 "***Next Equity Financing Agreements***" shall mean the agreements executed and delivered by investors in the Next Equity Financing.

1.13 "***Note***" shall mean a convertible promissory note in the form attached hereto as Exhibit A.

1.14 "***Securities Act***" shall mean the Securities Act of 1933, as amended.

2. Amount and Terms of the Notes.

2.1 Promissory Notes. Upon execution and delivery of this Agreement, each Lender agrees to remit the Loan Amount set forth under a Lender's name on the signature pages hereto by check or wire transfer. Upon receipt of funds from a Lender, the Company shall issue and sell to such Lender a Note with a face value equal to one hundred percent (100%) of such Lender's Loan Amount.

2.2 Subsequent Sales of Notes. The Company may sell and issue additional Notes to such future Lenders as it shall select. By executing a signature page to this Agreement, any such future Lender shall become a party to this Agreement and shall have the rights and obligations of a "Lender" hereunder.

2.3 Closings. The initial closing (the "***Initial Closing***") hereunder will be held virtually on a date determined by the Company. One or more subsequent closings (each, a "***Subsequent Closing***" and with the Initial Closing, each a "***Closing***") will be held virtually on a date determined by the Company. At the Initial Closing and each Subsequent Closing, each participating Lender shall deliver such Lender's Loan Amount to the Company, and the Company shall deliver to each participating Lender one or more executed Notes dated as of such Closing.

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders that:

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

        3.2   <u>Corporate Power</u>. The Company has all requisite corporate power to execute and deliver this Agreement, to issue each Note and to carry out and perform its obligations under the terms of this Agreement and the Notes.

        3.3   <u>Authorization</u>. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations of the Company hereunder, and the authorization, issuance and delivery of each Note has been taken or will be taken prior to the relevant Closing. This Agreement and the Notes, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

        3.4   <u>Valid Issuance</u>. The Notes, any Equity Securities issued upon conversion thereof, and any shares of Common Stock issued upon conversion of Equity Securities (collectively, the "***Securities***"), when issued, sold, and delivered in accordance with the terms of the Notes, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations of the Lenders in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

        4.   <u>Representations and Warranties of Lenders</u>. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

        4.1   <u>Authorization</u>. This Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

        4.2   <u>Purchase Entirely for Own Account</u>. Such Lender acknowledges that this Agreement is made with such Lender in reliance upon such Lender's representation to the Company that the Securities will be acquired for investment for such Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Securities. Such Lender represents that it has full power and authority to enter into this Agreement.

        4.3   <u>Disclosure of Information</u>. Such Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the

Securities. Such Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

4.4   Investment Experience. Such Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, such Lender also represents it has not been organized solely for the purpose of acquiring the Securities.

4.5   Restricted Securities. Such Lender understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. Such Lender represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

4.6   Type of Lender. If such Lender has checked the box next to "Accredited Investor" on the signature page, such Lender represents that he, she or it is an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Securities Act. If such Lender has checked the box next to "Unaccredited Investor" on the signature page, such Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

4.7   Foreign Lenders. If such Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")), such Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Notes pursuant to this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Notes; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Notes. Such Lender's subscription and payment for and continued beneficial ownership of the Notes will not violate any applicable securities or other laws of such Lender's jurisdiction.

4.8   Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Lender further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 4 and:

(a)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   (i) Such Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested by the Company, such Lender shall have furnished the Company with an opinion of counsel, satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act.

4.9   Legends. It is understood that the Securities may bear the following legends in addition to any legends required by the laws of any State in which such Securities are issued:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT."

"THESE SECURITIES ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS."

4.10   Market Stand-Off.

(a)   In connection with the initial underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, such Lender shall not without the prior written consent of the Company's managing underwriter (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Securities, or any securities convertible into or exercisable or exchangeable for Securities (whether such shares or any such securities are then owned by the Lender or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities or such other securities, in cash or otherwise.

(b)   The restriction described in paragraph (a) above (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company's managing underwriter, provided, however, that such period shall not exceed 180 days (or such longer period as the managing underwriter or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation). In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities that are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Securities until the end of the applicable stand-off period. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 4.10.

4.11 <u>Exculpation Among Lenders</u>. Such Lender acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. Such Lender agrees that no other Lender nor the respective controlling persons, officers, directors, partners, agents, stockholders or employees of any other Lender shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Securities.

5. <u>Irrevocable Proxy; SPV Reorganization</u>.

5.1 If a Lender is not a Major Lender, such Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Lender as such Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Lender, (a) give and receive notices and communications, (b) execute any instrument or document that the Designated Lead Lender determines is necessary or appropriate in the exercise of its authority under this instrument and (c) take all actions necessary or appropriate in the judgment of the Designated Lead Lender for the accomplishment of the foregoing. The proxy and power granted by such Lender pursuant to this Section 5.1 are coupled with an interest. Such proxy and power will be irrevocable through and including the conversion of such Lender's Note, in which case the terms of Section 5.2 will thereafter govern. The proxy and power, so long as such Lender is an individual, will survive the death, incompetency and disability of such Lender and, so long as such Lender is an entity, will survive the merger or reorganization of such Lender or any other entity holding this instrument. The Designated Lead Lender is an intended third-party beneficiary of this Section 5.1 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

5.2 If a Lender is not a Major Lender, on and after the conversion of its Note, such Lender hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as such Lender's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of such Lender, (a) vote all shares of the Equity Securities issued pursuant to its Note, (b) give and receive notices and communications, (c) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (d) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by such Lender pursuant to this Section 5.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as such Lender is an individual, will survive the death, incompetency and disability of such Lender and, so long as such Lender is an entity, will survive the merger or reorganization of such Lender or any other entity holding shares of the Equity Securities issued upon conversion of a Note. The CEO is an intended third-party beneficiary of this Section 5.2 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

        5.3   If a Lender is not a Major Lender:

        (a)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Lender or the CEO, in his or her capacity as such Lender's true and lawful proxy and attorney pursuant to Section 5.2 (collectively, the "***Proxy***"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of such Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of such Lender otherwise exist against the Proxy. Such Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "***Proxy Losses***") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; <u>provided</u>, <u>that</u> in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse such Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of such Lender or otherwise. Such Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

        (b)   A decision, act, consent or instruction of the Proxy constitutes a decision of such Lender and is final, binding and conclusive upon such Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of such Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

        5.4   Each Lender hereby agrees to take any and all actions determined by the Board of Directors in good faith to be advisable to reorganize this instrument and any shares of the Equity Securities issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

6. Miscellaneous.

6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto (or their respective successors and assigns) any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not, then on the next business day; (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to a party as provided below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

If to the Company:

Boxes Inc.
se@box.es

If to Lenders:

At the addresses shown on the signature page hereto.

6.6   Finder's Fee.

(a)   Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Lender agrees to indemnify and to hold harmless the Company and every other Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Lender or any of its officers, partners, employees or representatives is responsible.

(b)   The Company agrees to indemnify and hold harmless each Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees, or representatives is responsible.

6.7   Expenses. The Company and each Lender shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.8   Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

6.9   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and Lenders representing a Majority in Interest. Any waiver or amendment effected in accordance with this Section shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted), each future holder of all such securities and the Company. The parties agree that any rights established, or any terms of this Agreement or the Notes altered or supplemented, in a side letter to or with a Lender shall govern solely with respect to such Lender (but not any of such Lender's assignees or transferees unless so specified in such side letter) notwithstanding any other provision of this Agreement.

6.10   Effect of Amendment or Waiver. Each Lender acknowledges that by the operation of Section 6.9 hereof, Lenders representing a Majority in Interest will have the right and power to diminish or eliminate certain rights of such Lender under this Agreement.

6.11   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.

THE COMPANY:

BOXES INC.
a Delaware corporation

By: *Founder Signature*
Solomon Engel, CEO

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.

LENDERS:

[INVESTOR NAME]
_____
(*lender name*)

Investor Signature
_____
(*signature*)

_____
(*printed name, if different from lender name*)

_____
(*title, if printed name different from lender name*)

$[AMOUNT]
_____
(*Loan Amount*)

_____

☐ Accredited Investor

☐ Unaccredited Investor

EXHIBIT A

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

$ [AMOUNT]   [EFFECTIVE DATE]

FOR VALUE RECEIVED, Boxes Inc., a Delaware corporation (the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] (the "***Lender***"), the principal sum of $[AMOUNT], together with interest thereon. This Note shall bear simple interest at a rate of four percent (4%) per annum, based on the actual number of days outstanding and a year of 365 days. This Note is issued pursuant to the terms of that certain Note Purchase Agreement dated [EFFECTIVE DATE] (the "***Purchase Agreement***"), and is one of a group of Notes of like tenor. Capitalized terms not elsewhere defined herein shall have the meanings set forth in the Purchase Agreement.

1. <u>Payments</u>.

1.1. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Lender may from time to time designate in writing to the Company. All Notes outstanding under the Purchase Agreement shall rank equally without preference or priority of any kind with respect to one another, and all payments with respect to any of the Notes that have not been converted shall be applied ratably in proportion to the Loan Amounts represented thereby. The Company may not pre-pay all or any portion of the principal and accrued interest outstanding under the Notes without the consent of Lenders representing a Majority in Interest.

1.2. Subject to the provisions of Section 2 hereof relating to the conversion of this Note, the outstanding principal balance and unpaid accrued interest on this Note shall be due and payable upon the earlier to occur of: (a) demand by one or more Lenders representing a Majority in Interest at any time on or after the Maturity Date; or (b) demand by one or more Lenders representing a Majority in Interest at any time following an Event of Default or automatically due and payable if the Event of Default is (c) or (d) in the definition of Event of Default. Payment shall be credited first to the accrued interest then due and payable, and the remainder shall be applied to principal.

2. <u>Conversion</u>.

2.1.   At the closing of the Next Equity Financing, the outstanding principal balance and unpaid accrued interest on this Note will be automatically converted into Equity Securities. The number of Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (a) the aggregate outstanding principal and unpaid accrued interest due on this Note on the date of conversion by (b) the Conversion Price. No fractional shares will be issued upon the conversion of this Note. In connection with the closing of the Next Equity Financing, the Lender hereby agrees to promptly execute and deliver the Next Equity Financing Agreements, and the Lender shall thereupon receive all of the rights, preferences and privileges granted to other investors in the Next Equity Financing.

2.2.   The outstanding principal and unpaid accrued interest on this Note may be converted, at the option of the Lender, at any time in whole or in part, into Equity Securities. In the event that this Note is outstanding on the Maturity Date, the outstanding principal balance and unpaid accrued interest on this Note will automatically convert into Equity Securities. The number of Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (a) the aggregate outstanding principal and unpaid accrued interest due on this Note on the date of conversion by (b) the Conversion Price. No fractional shares will be issued upon the conversion of this Note. The issuance of such shares upon conversion of this Note pursuant to this Section 2.2 shall be contingent upon execution and delivery by the Lender of a stock purchase agreement and other agreements required by the Company.

2.3.   In connection with a conversion pursuant to Sections 2.1 or 2.2, the Lender hereby agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Lender agrees to indemnify the Company from any loss incurred by it in connection with this Note); provided, however, that upon satisfaction of the conditions set forth in Sections 2.1 or 2.2, as the case may be, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

3.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

4.   Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

5.   Expenses. The Company agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Lender in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise.

6.   Amendments and Waivers. One or more Lenders representing a Majority in Interest may amend or waive the observance of any provision of all then outstanding Notes on behalf of all Lenders, with the consent of the Company, but without the consent of the Lender; provided, however; that no such amendment or waiver shall reduce the principal amount of this

Note or reduce the rate of interest of this Note, in each case without the without the prior written consent of the Lender.

*[**R**EMAINDER OF **P**AGE **I**NTENTIONALLY **L**EFT **B**LANK]*

BOXES INC.
a Delaware corporation

By: *Founder Signature*
          Solomon Engel, CEO